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                                  UNITED STATES            OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION  OMB Number: 323500080
                             WASHINGTON, D.C. 20549        Expires: February 28,
                                                           2009
                                                           Estimated average
                                                           burden hours per
                                                           response........1.00
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                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-33330

        CLAYMORE EXCHANGE-TRADED FUND TRUST, AMERICAN STOCK EXCHANGE, LLC
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 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

                            2455 CORPORATE WEST DRIVE
                              LISLE, ILLINOIS 60532
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 (Address, including zip code, and telephone number, including area code, of
Issuer's principal executive offices)

                 SHARES OF BENEFICIAL INTEREST, NO PAR VALUE, OF

            CLAYMORE U.S. CAPITAL MARKETS MICRO-TERM FIXED INCOME ETF
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                      (Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

|_|  17 CFR 240.12d2-2(a)(1)
|_|  17 CFR 240.12d2-2(a)(2)
|_|  17 CFR 240.12d2-2(a)(3)
|_|  17 CFR 240.12d2-2(a)(4)

|_| Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Claymore Exchange-Traded Fund Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 12, 2008      By /s/ J. Thomas Futrell       Chief Executive Officer
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        Date               J. Thomas Futrell               Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.


                          PERSONS WHO RESPOND TO THE  COLLECTION OF  INFORMATION
SEC 1654(03-06)           CONTAINED  IN THIS FORM ARE NOT  REQUIRED  TO  RESPOND
                          UNLESS  THE  FORM  DISPLAYS  A  CURRENTLY   VALID  OMB
                          CONTROL NUMBER.